Exhibit 5

April 06, 2016

The McCreight Living Trust Questions the Guidance Software Board’s Credibility

Board Attacks Founder in an Attempt to Distract Stockholders from Poor Company Performance

PASADENA, CA — Shawn H. McCreight, the founder of Guidance Software, Inc., and a trustee of The McCreight Living Trust, the Company’s largest stockholder, today announced the release of the below letter to fellow stockholders.

Dear Fellow Stockholders,

On April 4, 2016 the Board of Directors (the “Board”) of Guidance Software, Inc. (“Company” or “Guidance Software”) sent a letter to the stockholders attacking my record as CTO and Chairman of the Board and even attacking me personally, in an effort to distract you from the simple truth. Under the leadership of this Board, the stock has lost 46% of its value from January 1, 2015 until I announced this proxy contest on February 10, 2016.

I am proud of my record of accomplishment as an executive: As the founder of the Company, I’ve been instrumental in its evolution from start-up to a recognized technology leader. During my tenure, I made the first hires and oversaw the Company’s rapid growth, and the Company now employs more than 400 people. In my 19-year tenure at the Company, I was named in exactly two employee related disputes. The first, mentioned by the Board in their letter, took place in 2007. It involved an employee who was fired for cause by an executive in a different department than mine. I, along with other executives, helped defend the Company in arbitration. The second dispute came eight years later in 2015, when an employee filed a frivolous and self-serving “hostile work environment” claim after receiving a verbal warning from me about poor performance. An independent investigation found no evidence to support the claim.

Although the Board would like you to believe these isolated and unrelated events are bookends to a pattern of “inappropriate conduct,” the truth is that these claims are baseless and desperate attempts by the Board to distract stockholders from the poor performance of the Company.

The Right Products: The Board now claims that in 2015 “We weren’t developing the right products” under my leadership of the technology team. But this claim differs sharply from the message that was delivered by the CEO to the senior leaders of the Company in May of 2015. The CEO said that he gave careful consideration to our current product rollout plans, input from the management, investors and the Board before reaching his decision. He told us that he was fully and completely convinced that our newest technology will help reshape how the marketplace thinks about approaching cyber security challenges.

This sentiment was echoed by the Board Director Max Carnecchia after seeing a live demo of EnCase 8 cyber security product that I gave at CEIC. He told me that “clearly the architecture, approach and technology of EnCase 8 is ground breaking.” He went on to say “We are fortunate to find ourselves with a highly differentiated offering in the strong growth space of cyber-security.” The message was received, and I led the Engineering team toward the release of EnCase 8 in the summer of 2015.

A disengaged Board enables a strategic change by the CEO: Three short months later, in September of 2015, with the Alpha release of the EnCase 8 cyber security product being tested at customer sites, the CEO decided to pull the plug on the plans for the cyber security product, scheduled for release in Q1 of 2016. In its place would be a new product for a different market, “EnForce Risk Manager.” The move was made over my objections, without discussion by the Board. This shift has cost the company dearly in terms of momentum and credibility in the market, and the results are obvious to stockholders.

False Claim of Product Release: In its letter to the stockholders, the Board claims:

Under this [new] management team, in February 2016 Guidance [Software] released its first entirely new software application in three years: EnForce Risk Manager.

The Board claims that a product was released in February 2016 when it is not even scheduled to be released until the end of June, 2016. An examination of the Company web site reveals that that this product is “Coming Soon.” It would appear the Board may have intentionally misled the stockholders in an attempt to give the impression of progress. The truth is that the new product has not been released, and only two minor releases of existing products have come out in the last four months. I believe the stockholders deserve a Board that tells the truth.

A Risky Strategic Shift: Without the scrutiny of a disengaged Board, the Company has veered away from its core market of cyber security into the unestablished and highly speculative market of “data risk management.” The stock lost 46% of its value from January 1, 2015 until I announced this proxy contest on February 10, 2016. The Company has refused to give 2016 guidance, indicating its lack of confidence in its own plan. The Board has made false claims about my record and the release of the Company’s products. My attempts to suggest changes aimed at maximizing stockholder value and restoring sound corporate governance have been met with strong-arm tactics and lawsuits by an entrenched Board. For these reasons, and many others I have written about previously, I believe that the stockholders cannot trust this Board.

Stockholders should vote for change: Vote using the GOLD Proxy card with me to install a fresh slate of directors aimed at setting the Company back on the correct course. Our slate of directors will immediately refocus the Company back to the rapidly growing cyber security market. We will realign the costs of the business with its revenues. We will immediately hire an investment bank to help the Company explore all strategic alternatives, and find the one that maximizes stockholder value. Help us bring honesty, competence and value back to Guidance Software.

Additional Information and Where to Find It:

Shawn H. McCreight is the largest stockholder and founder of Guidance Software. Mr. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano (together, the “Participants”) have filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of GOLD proxy card to be used in connection with the Participants’ solicitation of proxies from the stockholders of the Company for use at the Company’s 2016 annual meeting of stockholders (the “Proxy Solicitation”). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. The definitive proxy statement and an accompanying GOLD proxy card are, along with other relevant documents, available at no charge on the SEC’s website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in Annexes I and II to the definitive proxy statement filed by the Participants with the SEC on March 30, 2016. This document can be obtained free of charge from the SEC’s website at http://www.sec.gov/.

Contacts (Investors or Press):

Please send your name and contact information to

Shawn H. McCreight

shawn.mccreight@gmail.com

or

Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Stockholders Call Toll-Free at: 877-274-8654

Investors Call Patrick McHugh, Michael Fein or Lisa Patel at: 212-297-0720

E-mail: info@okapipartners.com